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EXHIBIT 1.4

                 FINANCIAL CONSULTING AGREEMENT

     AGREEMENT made this day of __________________, 2000 between CASTLE SECURITIES CORP., 45 Church Street, Suite #25, Freeport New York 11520, a New York corporation (hereinafter referred to as "Castle"), and EXHAUST TECHNOLOGIES, INC., 230 North Division Spokane, Washington 99201, a Washington corporation (hereinafter referred to as "the Company").

     WHEREAS, the Company desires to obtain Castle's consulting services in connection with the Company's business and financial affairs, and Castle is willing to render such services as hereinafter more fully set forth.

     NOW, THEREFORE, the parties agree as follows:

     1. The Company hereby engages and retains Castle and Castle hereby agrees to use its best efforts, to render to the Company the consulting services hereinafter described for a period of one year commencing as of ____________, 2000, and conditioned upon the closing of the underwriting contemplated in the Registration Statement on Form SB-2 (No. __________) filed by the Company with the Securities and Exchange Commission.

     2. Castle's services hereunder shall consist of consultations with the Company concerning the management and operations and the financing of the Company's business as the Company may form time to time request during the term of this consulting agreement.

     3. Castle's services may include, at the request of the Company, attendance at meetings of the Company's Board of Directors and review, analysis and report on proposed investment opportunities, short term and long term investment policies, evaluation of the Company's managerial and financial requirements, assistance in preparation of budgets and business plans, advice regarding sales and marketing and review and advice with respect to future public or private financing. The Company agrees that Castle shall not be prevented or barred from rendering services of similar or dissimilar nature for or on behalf of any person, firm or corporation other than the Company. Nothing herein shall require the Castle to provide any minimum number of hours of consultation services to the Company, and the amount of time to be devoted by Castle in performing services hereunder shall be within the discretion of Castle. Castle agrees to keep confidential any nonpublic information concerning the Company which is imparted to Castle by the Company and which is identified as confidential or proprietary by the Company in writing and to use the same only for the purposes of this agreement. Materials prepared for the Company pursuant to this agreement are to be the property of the Company.

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     4. The Company agrees to pay to the Castle for its services hereunder a fee equal to 1% of the gross proceeds of the Company's initial public offering pursuant to the aforesaid Registration Statement. Said fee shall be paid in full upon each Closing Date of such offering. The Company will reimburse Castle for reasonable out-of-pocket expenses but only to the extent authorized by the Company in advance.

     This agreement has been executed and delivered in the State of New York and shall be governed by the laws of such state, without giving effect to the conflicts of laws rules thereunder.

     IN WITNESS WHEREOF, the parties hereto have caused this agreement to be signed as of the day and year first above written.

                              EXHAUST TECHNOLOGIES, INC.



                              By: ______________________________


                              CASTLE SECURITIES CORP.


                              By: ______________________________